UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Barings Capital Investment Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

06762A102

(CUSIP Number)

Massachusetts Mutual Life Insurance Company 1295 State Street Springfield, MA 01111 Attn: Philip Wellman (800) 767-1000	Barings LLC 300 South Tryon St., Suite 2500 Charlotte, NC 28202 Attn: Ashlee Steinnerd (704) 805-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06762A102

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. Of Above Persons (Entities Only) Massachusetts Mutual Life Insurance Company 04-1590850

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,074,419.723

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,074,419.723

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,074,419.723(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.83647% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No. 06762A102

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. Of Above Persons (Entities Only) C.M. Life Insurance Company 06-1040383

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
253,720.985

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
253,720.985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
253,720.985 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.94182%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

CUSIP No. 06762A102

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. Of Above Persons (Entities Only) Barings LLC 04-1054788

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,074,419.723

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,074,419.723

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,074,419.723 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.83647%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) Massachusetts Mutual Life Insurance Company (“MassMutual”), a Massachusetts corporation, is the direct beneficial owner of 4,820,698.738 shares of common stock, par value $0.001 per share (the “Shares”) of Barings Capital Investment Corporation (the “Issuer”). C.M. Life Insurance Company (“C.M. Life”), a wholly-owned subsidiary of MassMutual, beneficially owns 253,720.985 Shares which may also be deemed to be indirectly owned by MassMutual. Such Shares are all held in one or more advisory accounts. Barings LLC (“Barings”), a Delaware limited liability company and wholly-owned indirect subsidiary of MassMutual, acts as investment adviser to these advisory accounts, and as such may also be deemed to be the beneficial owner of the Shares reported herein.

(2) The referenced securities are equity securities, which the Reporting Persons are informed by the Issuer, represent, in the aggregate, 18.83647% of the equity securities of the Issuer, based on 26,939,328.394 Shares outstanding as of April 6, 2022.

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally filed by MassMutual, C.M. Life and Barings  (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on January 28, 2021 (as amended from time to time, the “Schedule 13D”), and relates to the Shares of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is supplemented as follows:

C.M. Life is a stock insurance company incorporated under the laws of Connecticut and is a wholly-owned subsidiary of MassMutual. The address of C.M. Life’s principal executive office is 4100 Bright Meadow Boulevard, Enfield, Connecticut 06082. C.M. Life provides life insurance and annuities to individuals and group life insurance to institutions.

The officers and directors of Barings, who are all citizens of the United States, are as follows:

Officers

Michael D. Freno, Chief Executive Officer and Chairman of the Board of Directors
Eric Lloyd, President
Patrick L. Hoefling, Chief Financial Officer
Steven G. Boehm, Chief Operating Officer
Sheldon M. Francis, Chief Legal Officer and Chief Administrative Officer
Christopher A. DeFrancis, Chief Compliance Officer
Jill E. Dinerman, Secretary
Chris Cary, Treasurer

Directors

Director	Present Principal Occupation Or Employment	Business Address
Michael D. Freno	Chief Executive Officer, Chairman and Managing Director of Barings	300 S. Tryon Street, Suite 2500 Charlotte, NC 28202

Roger W. Crandall	President, Executive Officer and Chairman of MassMutual	1295 State Street Springfield, MA 01111

Elizabeth W. Chicares	Chief Financial Officer of MassMutual	1295 State Street Springfield, MA 01111

M. Timothy Corbett	Chief Investment Officer of MassMutual	1295 State Street Springfield, MA 01111

Geoffrey J. Craddock	Chief Risk Officer of MassMutual	1295 State Street Springfield, MA 01111

Michael O’Connor	General Counsel of MassMutual	1295 State Street Springfield, MA 01111

Susan M. Cicco	Head of Human Resources of MassMutual	1295 State Street Springfield, MA 01111

Sears A. Merritt	Head of Technology of MassMutual	1295 State Street Springfield, MA 01111

The business address of each of Barings’ officers and is c/o Barings LLC, 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202.

The officers and directors of MassMutual, who are all citizens of the United States unless stated otherwise, are as follows:

Officers

Roger W. Crandall, Chairman, President and Chief Executive Officer
Susan M. Cicco, Head of Human Resources and Employee Experience
M. Timothy Corbett, Chief Investment Officer
Michael Fanning, Head of MassMutual U.S.
Pia Flanagan, Head of Operations, CEO Action for Racial Equity
Geoffrey J. Craddock, Chief Risk Officer
Michael O’Connor, General Counsel
Gareth Ross, Head of Enterprise Technology and Experience
Elizabeth Ward, Chief Financial Officer
Eddie Ahmed, Head of MassMutual International (Australian citizen)

Directors

Director	Present Principal Occupation Or Employment	Business Address

Roger W. Crandall	Chairman, President and Chief Executive Officer of MassMutual	1295 State Street Springfield, MA 01111

Karen Bechtel	Retired Managing Director of The Carlyle Group	New York, NY

Mark T. Bertolini	Co-Chief Executive Officer of Bridgewater Associates	1 Glendinning Place Westport, CT 06880

Kathleen A. Corbet	Founder and Principal of Cross Ridge Capital, LLC	49 Cross Ridge Road New Canaan, CT 06840

James H. DeGraffenreidt, Jr.	Retired Chairman and Chief Executive Officer of WGL Holdings, Inc.	Washington, D.C.

Isabella D. Goren	Former Chief Executive Officer of American Airlines, Inc. and AMR Corporation	Fort Worth, TX

Bernard Harris, Jr., M.D., MBA, FACP	Chief Executive Officer and Manager Partner of Versalius Ventures, Inc.	P.O. Box 130648 Houston, TX 77019

Michelle K. Lee	Former Vice President of Machine Learning Solutions Lab & Computer Vision Amazon Web Services	Palo Alto, CA

Jeffrey M. Leiden, M.D., Ph.D.	Executive Chairman, Former President and Chief Executive Officer of Vertex Pharmaceuticals Incorporated	50 Northern Avenue Boston, MA 02210

Laura J. Sen	Former Non-Executive Chairman, Chief Executive Officer and President of BJ’s Wholesale Club, Inc.	Westborough, MA

William T. Spitz	Principal and Co-Founder of Diversified Trust Company	3102 West End Avenue, Suite 600 Nashville, TN 37203

The business address of each of MassMutual’s officers and is c/o Massachusetts Mutual Life Insurance Company, 1295 State Street, Springfield, Massachusetts 01111.

The officers and directors of C.M. Life, who are all citizens of the United States, are as follows:

Officers

Roger W. Crandall, President and CEO
M. Timothy Corbett, Executive Vice President
Michael R. Fanning, Executive Vice President
Michael J. O’Connor, General Counsel
Elizabeth A. Ward, Executive Vice President and CFO

Directors

Director	Present Principal Occupation Or Employment	Business Address
Roger W. Crandall	Chairman, President and Chief Executive Officer of MassMutual	1295 State Street Springfield, MA 01111

Michael R. Fanning	Head of MassMutual U.S.	1295 State Street Springfield, MA 01111

Michael O’Connor	General Counsel of MassMutual	1295 State Street Springfield, MA 01111

Elizabeth A. Ward	Executive Vice Present and CFO of MassMutual	1295 State Street Springfield, MA 01111

The business address of each of C.M. Life’s officers and is c/o C.M. Life Insurance Company, 100 Bright Meadow Boulevard, Enfield, Connecticut 06082.

During the five years prior to the date of this Amendment No. 1, none of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the individuals named above) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

The information set forth or incorporated by reference in Items 4, 5 and 6 of this Amendment No. 1 is incorporated by reference into this Item 3.

The Reporting Persons acquired the Shares reported in this Amendment No. 1 pursuant to (1) subscription agreements entered into by each of MassMutual and C.M. Life, respectively, and the Issuer, in connection with the Issuer’s private offering of Shares conducted pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D thereunder (the “Private Placement”), and (2) the Issuer’s dividend reinvestment plan (the “DRIP”), which provides for reinvestment of the Issuer’s distributions on behalf of its stockholders, unless a stockholder elects to “opt-out” and receive such distribution in cash. As a result, if the board of directors of the Issuer authorizes, and the Issuer declares, a cash dividend, then stockholders who have not “opted out” of the DRIP will have their cash dividends automatically reinvested in additional Shares, rather than receiving the cash dividends.

Under the terms of the subscription agreements, investors are required to fund drawdowns to purchase Shares up to the amount of their respective capital commitments on an as-needed basis with a minimum of 10 calendar days’ prior notice to investors at a per Share price that is not less than the net asset value per Share to be acquired.

Pursuant to its subscription agreement with the Issuer, MassMutual has committed to purchase $95,000,000 in aggregate amount of Shares. As of the date of this Amendment No. 1, MassMutual has contributed an aggregate of $95,000,000 in cash to the Issuer in connection with the acquisition of Shares in the Private Placement (excluding Shares acquires pursuant to the DRIP).

Pursuant to its subscription agreement with the Issuer, C.M. Life has committed to purchase $5,000,000 in aggregate amount of Shares. As of the date of this Amendment No. 1, C.M. Life has contributed an aggregate of $5,000,000 in cash to the Issuer in connection with the acquisition of Shares in the Private Placement (excluding Shares acquires pursuant to the DRIP).

All funds used in purchases of Shares in the Private Placement were directly or indirectly from the working capital of MassMutual.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

The information set forth or incorporated by reference in Items 5 and 6 of this Amendment No. 1 is incorporated by reference into this Item 4.

All of the Shares reported herein were acquired for investment purposes. The Reporting Persons may make additional purchases of the Issuer’s securities in private transactions or otherwise depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.

The Reporting Persons do not at the present time have any plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, other than the acquisition of Shares in connection with the Private Placement and, with respect to Barings in the normal course of its business as investment adviser to the Issuer, the acquisition or disposition of securities of the Issuer by other persons that may occur in the normal course of the Issuer’s business, the sale or transfer of assets of the Issuer and its subsidiaries that may occur in the normal course of the Issuer’s business, and changes in the present capitalization of the Issuer that may occur in the normal course of the Issuer’s business.  However, the Reporting Persons retain the right to modify plans with respect to the transactions described in this Amendment No. 1, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is supplemented as follows:

The information set forth in Item 3 of this Amendment No. 1 is incorporated by reference into this Item 5.

(a) – (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 1, as of the date of this Amendment No. 1, are incorporated herein by reference. As of the date of this Amendment No. 1, none of the individuals listed in Item 2 of this Amendment No. 1 beneficially own Shares.

MassMutual has shared power with Barings to vote and dispose of the 4,820,698.738 Shares held directly by MassMutual. C.M. Life has shared power with MassMutual and Barings to vote and dispose of the 253,720.985 Shares held directly by C.M. Life. Barings has shared power with MassMutual and/or C.M. Life to vote and dispose of the 5,074,419.723 Shares of which it may deemed to be the beneficial owner. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c)          Other than as disclosed in this Amendment No. 1, including Annex A hereto, neither the Reporting Persons nor the individuals listed in Item 2 of this Amendment No. 1 have effected any transactions in the Issuer’s equity securities since, but excluding, January 28, 2021. Annex A attached hereto sets forth the Reporting Persons’ transactions in Shares that have been effected since, but excluding, January 28, 2021.

(d)          To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the officers, directors, partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.

(e)          Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented as follows:

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

MassMutual/GALIC Note Purchase Agreement

On February 22, 2022, the Issuer entered into a Note Purchase Agreement (the “February 2022 NPA”) with MassMutual and Great American Life Insurance Company, an affiliate of MassMutual, governing the issuance of $100.0 million in aggregate principal amount of senior unsecured notes of the Issuer due February 22, 2027 (the “February 2027 Notes”) in a private placement. The February 2027 Notes were delivered and paid for on February 22, 2022.

The February 2027 Notes, for which the Issuer is required to obtain an initial rating by June 30, 2022, have a fixed interest rate of 4.75% per year, subject to a step up of (x) 1.25% per year, to the extent that the initial rating for the February 2027 Notes does not satisfy certain investment grade rating conditions, and (y) at any time after the Issuer has received an investment grade rating for the February 2027 Notes, 0.75% per year, to the extent the February 2027 Notes thereafter fail to satisfy certain investment grade rating conditions. The February 2027 Notes will mature on February 22, 2027 unless redeemed, purchased or prepaid prior to such date by the Issuer in accordance with the terms of the February 2022 NPA. Interest on the February 2027 Notes will be due semi-annually in February and August of each year, beginning in August 2022. In addition, the Issuer is obligated to offer to repay the February 2027 Notes at par (plus accrued and unpaid interest to, but not including, the date of prepayment) if certain change in control events occur. Subject to the terms of the February 2022 NPA, the Issuer may redeem the February 2027 Notes in whole or in part at any time or from time to time at the Issuer’s option at par plus accrued interest to the prepayment date and, if redeemed on or before August 22, 2026, a make-whole premium.

The February 2022 NPA contains certain representations and warranties, and various covenants and reporting requirements customary for agreements of this type, including, without limitation, information reporting, maintenance of the Issuer’s status as a business development company within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), and certain restrictions with respect to transactions with affiliates, fundamental changes, changes of line of business, liens, restricted payments, and investments. In addition, the February 2022 NPA contains the following financial covenants: (a) maintaining a minimum obligors’ net worth, measured as of each fiscal quarter-end; (b) not permitting the Issuer’s asset coverage ratio, as of the date of the incurrence of any debt for borrowed money or the making of any cash dividend to shareholders, to be less than the statutory minimum then applicable to the Issuer under the 1940 Act; and (c) not permitting the Issuer’s net debt to equity ratio to exceed 2.0x, measured as of each fiscal quarter-end.

The February 2022 NPA also contains customary events of default with customary cure and notice periods, including, without limitation, nonpayment, incorrect representation in any material respect, breach of covenant, cross-default under other indebtedness or that of the Issuer’s subsidiary guarantors, if any, certain judgements and orders, and certain events of bankruptcy. Upon the occurrence of certain events of default, the holders of at least 66-2/3% in principal amount of the February 2027 Notes at the time outstanding may declare all February 2027 Notes then outstanding to be immediately due and payable.

The Issuer’s obligations under the February 2022 NPA are general unsecured obligations that rank pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Issuer.

The description of the subscription agreements contained in Item 3 and the February 2022 NPA and the February 2027 Notes contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents or the forms thereof, which are filed or incorporated by reference as exhibits hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1–	Joint Filing Agreement dated March 30, 2022 among the Reporting Persons

Exhibit 2 –
Form of Subscription Agreement for the Shares (Filed as Exhibit 10.8 to the Issuer’s Registration Statement on Form 10 (File No. 000-56180) filed with the SEC on June 26, 2020 and incorporated herein by reference)

Exhibit 3 –
Note Purchase Agreement by and between the Issuer and the purchasers party thereto, dated February 22, 2022 (Filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 814-01348) filed with the SEC on March 1, 2022 and incorporated herein by reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

	By:	/s/ Philip Wellman
		Name:	Philip Wellman
		Title:	Head of Mutual Funds & RIA Compliance

C.M. LIFE INSURANCE CO.

	By:	/s/ M. Timothy Corbett
		Name:	M. Timothy Corbett
		Title:	Executive Vice President

BARINGS LLC

	By:	/s/ Michael Cowart
		Name:	Michael Cowart
		Title:	Managing Director

Dated: April 6, 2022

Annex A

Transactions in Shares of Barings Capital Investment Corporation Common Stock
(since, but excluding, January 28, 2021)

Reporting Person	Trade Date	Amount		Price	Acquisition/ Disposition	Execution Type
MassMutual	4/14/2021	243,995.857		$21.99	Acquisition	Private Placement
C.M. Life	4/14/2021	12,841.887		$21.99	Acquisition	Private Placement
MassMutual	4/30/2021	47,825.792	(1)	$21.58(1)	Acquisition	DRIP
C.M. Life	4/30/2021	2,517.147	(1)	$21.58(1)	Acquisition	DRIP
MassMutual	6/16/2021	61,551.634	(2)	$21.99(2)	Acquisition	DRIP
C.M. Life	6/16/2021	3,239.56	(2)	$21.99(2)	Acquisition	DRIP
MassMutual	7/15/2021	229,626.859		$22.19	Acquisition	Private Placement
C.M. Life	7/15/2021	12,085.624		$22.19	Acquisition	Private Placement
MassMutual	9/15/2021	74,335.324	(3)	$22.19(3)	Acquisition	DRIP
C.M. Life	9/15/2021	3,912.385	(3)	$22.19(3)	Acquisition	DRIP
MassMutual	12/01/2021	75,839.411	(4)	$22.24(4)	Acquisition	DRIP
C.M. Life	12/01/2021	3,991.548	(4)	$22.24(4)	Acquisition	DRIP
MassMutual	12/20/2021	430,899.279		$22.19	Acquisition	Private Placement
C.M. Life	12/20/2021	22,678.909		$22.19	Acquisition	Private Placement
MassMutual	3/16/2022	88,222.853		22.43(5)	Acquisition	DRIP
C.M. Life	3/16/2022	4,643.308		22.43(5)	Acquisition	DRIP
MassMutual	3/24/2022	852,400.179		$22.29	Acquisition	Private Placement
C.M. Life	3/24/2022	44,863.167		$22.29	Acquisition	Private Placement

(1)	Shares acquired pursuant to the DRIP in connection with the Issuer’s quarterly distribution of $0.38 per share payable on April 30, 2021 to holders of record as of March 31, 2021.
(2)	Shares acquired pursuant to the DRIP in connection with the Issuer’s quarterly distribution of $0.45 per share payable on June 16, 2021 to holders of record as of June 9, 2021.
(3)	Shares acquired pursuant to the DRIP in connection with the Issuer’s quarterly distribution of $0.50 per share payable on September 15, 2021 to holders of record as of August 10, 2021.
(4)	Shares acquired pursuant to the DRIP in connection with the Issuer’s quarterly distribution of $0.50 per share payable on December 1, 2021 to holders of record as of November 24, 2021.
(5)	Shares acquired pursuant to the DRIP in connection with the Issuer’s quarterly distribution of $0.51 per share payable on March 16, 2022 to holder of record as of March 9, 2022